FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





            HSBC TO ACQUIRE STAKE IN CONSUMER LENDER IN MEXICO

HSBC is to acquire a 19.99 per cent stake in Financiera Independencia, S.A. de C.V. and its affiliate Serfincor, S.A. de C.V.

Financiera Independencia is one of Mexico's leading companies in the sub-prime consumer loans market.

Under agreements signed today, Grupo Financiero HSBC, S.A. de C.V.'s affiliate, HSBC Overseas Holdings (UK) Limited, will subscribe MXN700 million
(US$65 million) for the stake. The transaction is subject to a number of conditions, including regulatory approval.

Financiera Independencia was founded in 1993 and is a highly successful niche player in the sub-prime consumer loans market. Headquartered in Mexico City, it opened its first branch in Toluca, 60km west of Mexico City, and at the end of December 2005 had 120 offices in 69 cities throughout Mexico.

Sandy Flockhart, chief executive officer of Grupo Financiero HSBC, said: "This investment aligns us with one of the country's leading companies in the consumer loans market. It will enable us to pool our experience in developing new products, and better serve our customers in this sector. Strategically it positions both organisations to work together in developing this important economic segment."

Notes to editors:
1. Grupo Financiero HSBC, S.A. de C.V.
Grupo Financiero HSBC is one of the five largest banking and financial services institutions in Mexico, with 1,400 branches, more than 4,800 ATMs and 22,000 employees. HSBC in Mexico offers its six million customers a full range of corporate and commercial banking, as well as personal and consumer financial services. HSBC Bank Mexico is a subsidiary of HSBC Holdings plc.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

3. Financiera Independencia, S.A. de C.V.
Financiera Independencia was founded in 1993, opening its first branch in Toluca, 60km west of Mexico City. The company operates in 69 cities throughout the country and, at 31 December 2005, had 120 offices and over 4,400 employees serving more than 415,000 customers in the sub-prime consumer loans market. Financiera Independencia was one of the fastest growing Mexican financial companies in 2004 in terms of asset growth and return on equity.



                           SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:    P A Stafford
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 March 2006